SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Translate Bio, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

89374L104
(CUSIP Number)

Karen Linehan
Executive Vice President, Legal Affairs and General Counsel
Sanofi
54, rue La Boétie, 75008
Paris, France
Telephone: +33 1 53 77 40 00

Copy to:

Michael J. Aiello, Esq.
Matthew J. Gilroy, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1	NAMES OF REPORTING PERSONS
Sanofi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,684,434 (1)

	8	SHARED VOTING POWER
0 (1) (See Item 5)

	9	SOLE DISPOSITIVE POWER
3,684,434 (1)

	10	SHARED DISPOSITIVE POWER
0 (1) (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,684,434 (1) (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(See Item 5)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
As of August 12, 2021, Sanofi was the direct beneficial owner of 3,684,434 shares of common stock, $0.001 par value per share (“Shares” or “Common Stock”), of Translate Bio, Inc., which represented approximately 4.9% of the number of outstanding Shares (based on 75,586,714 Shares outstanding as of August 2, 2021, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 5, 2021).  On account of the Tender and Support Agreements, Sanofi may be deemed to have shared indirect beneficial ownership of an additional 18,998,292 Shares plus 2,511,205 Shares underlying Company Options, in each case, owned by the Supporting Stockholders (as defined and described in Items 4 and 5 of this Schedule 13D). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sanofi that it is the beneficial owner of any of the Subject Shares (as defined in Item 4 of this Schedule 13D) for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D (this “Statement” or “Schedule 13D”) relates is the common stock, $0.001 par value per share (“Shares” or “Common Stock”), of Translate Bio, Inc. (the “Issuer” or the “Company”). The address of the principal executive office of the Issuer is 29 Hartwell Avenue, Lexington, Massachusetts 02421.

Item 2.	Identity and Background.

This Statement is being filed by Sanofi, a société anonyme organized under the laws of France (“Sanofi” or the “Reporting Person”). Sanofi is a global healthcare company, focused on patient needs and engaged in the research, development, manufacture and marketing of therapeutic solutions. The address of Sanofi’s principal business and executive office is 54, rue La Boétie, 75008 Paris, France.

As of August 12, 2021, the name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of the Reporting Person are set forth on Schedule I attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.

During the last five years, neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds required to consummate the Offer (as defined below) and purchase all of the outstanding Shares (not already owned by the Reporting Person) in the Offer and provide funding in connection with the Merger (as defined below) is expected to be approximately $3.2 billion, plus related fees and expenses. The Reporting Person expects to fund these payments with cash on hand.

With respect to the 3,684,434 shares of Common Stock already owned by Sanofi (the “Purchased Shares”), such shares were purchased on July 20, 2020, at a price of $25.59 per share pursuant to the terms of a Securities Purchase Agreement, dated as of June 22, 2020, by and between the Company and Sanofi (the “Purchase Agreement”).  A copy of the Purchase Agreement is included as Exhibit 4 hereto and incorporated herein by reference.  The source of funds used to purchase the Shares pursuant to the Purchase Agreement was the working capital of Sanofi.

The information set forth under Items 4 and 6 of this Statement is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth under Items 3 and 6 of this Statement is incorporated herein by reference.

Merger Agreement

On August 2, 2021, Sanofi, Vector Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Sanofi (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Sanofi has agreed to cause Merger Sub to commence a cash tender offer (the “Offer”) to purchase all of the Shares, at a price of $38.00 per share in cash (the “Offer Price”), net to the seller in cash, without interest and subject to withholding taxes required by applicable legal requirements. The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to the conditions set forth in the Merger Agreement, including (1) that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn, considered together with all other Shares otherwise beneficially owned by Sanofi or any of its wholly owned subsidiaries (including Merger Sub) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the Delaware General Corporation Law (the “DGCL”)), would represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, (2) the absence of any injunction or other order issued by a court of competent jurisdiction or law prohibiting consummation of the Offer or the Merger, (3) the expiration or early termination of the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (4) the accuracy of the Company’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement, and (5) compliance by the Company in all material respects with its obligations under the Merger Agreement and (6) the absence of a Material Adverse Effect (as defined in the Merger Agreement).

Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and as an indirect wholly owned subsidiary of Sanofi (the “Merger”). The Company, Sanofi and Merger Sub will effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), the Shares then outstanding (other than Shares (1) held by the Company (or in the Company’s treasury), Sanofi or any direct or indirect wholly owned subsidiary of Sanofi (other than Merger Sub), or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (2) irrevocably accepted for purchase in the Offer) will each be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to any withholding of taxes required by applicable legal requirements.

Each of the stock options issued by the Company (the “Company Options”) that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time.  As of the Effective Time (i) each Company Option that is then outstanding and unexercised will be cancelled and converted into the right to receive cash in an amount equal to the total number of shares subject to the Company Option immediately prior to the Effective Time multiplied by the excess (if any) of the Merger Consideration over the exercise price payable per share under such Company Option, and (ii) each restricted stock unit award granted pursuant to any of the Company equity plans or otherwise (“Company RSUs”) that is then outstanding will be cancelled and converted into the right to receive cash in an amount equal to the number of shares issuable in settlement of the Company RSU immediately prior to the Effective Time multiplied by the Merger Consideration for each share issuable in settlement of such Company RSU immediately prior to the Effective Time.

The Merger Agreement includes a remedy of specific performance for the Company, Sanofi and Merger Sub. The Merger Agreement includes termination provisions for both the Company and Sanofi and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Company in order to accept and enter into a definitive agreement with respect to a Superior Offer (as defined in the Merger Agreement), the Company will be required to pay a termination fee to Sanofi of an amount in cash equal to $96 million. Any such termination of the Merger Agreement by the Company is subject to certain conditions, including the Company’s compliance with certain process and notice requirements.

Tender and Support Agreements

In connection with entering into the Merger Agreement, Sanofi and the Company entered into a (i) Tender and Support Agreement (the “Baupost Tender and Support Agreement”), dated as of August 2, 2021, with Baupost Group Securities, L.L.C. (“Baupost”) and (ii) Tender and Support Agreement (the “Renaud Tender and Support Agreement”), dated as of August 2, 2021, with Ronald C. Renaud, Jr., The Ronald C. Renaud, Jr. Trust–2007, and Ronald Renaud 2014 Irrevocable Family Trust (collectively, “Renaud” and, together with Baupost, the “Supporting Stockholders”).  The Baupost Tender and Support Agreement and the Renaud Tender and Support Agreement (collectively, the “Tender and Support Agreements”) provide that, no later than eight business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares the Supporting Stockholders beneficially owned as of the date of the Tender and Support Agreements and any Shares acquired thereafter through the Expiration Date (as defined in the Tender and Support Agreements) (collectively, the “Subject Shares”).  Pursuant to the Tender and Support Agreements and until the Expiration Date, the Supporting Stockholders also have agreed, among other things, subject to certain exceptions (i) to refrain from disposing of the Subject Shares and soliciting alternative proposals to the Merger and (ii) to vote the Subject Shares against certain alternative corporate transactions, each as more fully described in the Tender and Support Agreements.  Based upon information provided by the Supporting Stockholders in the Tender and Support Agreements, as of August 2, 2021: (a) Baupost beneficially owned 18,044,239 Shares; (b) Ronald C. Renaud, Jr., beneficially owned 503,231 Shares and Company Options pursuant to which 2,511,205 Shares are subject to issuance upon exercise; (c) The Ronald C. Renaud, Jr. Trust–2007 beneficially owned 40,909 Shares; and (d) Ronald Renaud 2014 Irrevocable Family Trust beneficially owned 409,913 Shares.

The purpose of the Offer is for Sanofi, through Merger Sub, to acquire control of, and would be the first step in Sanofi’s acquisition of the entire equity interest in, the Company. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer.  If the Offer is consummated, Merger Sub intends to complete the Merger as promptly as practicable thereafter subject to the satisfaction and waiver of the other conditions to Merger set forth in the Merger Agreement.  After completion of the Offer and the Merger, the Company will be a wholly owned indirect subsidiary of Sanofi.  At the Effective Time, among other things, (i) the certificate of incorporation of the Company will be amended and restated, (ii) the bylaws of Merger Sub as in effect immediately prior to the Effective Time will be the bylaws of the Company from and after the Effective Time, and (iii) the directors and officers of Merger Sub immediately prior to the Effective Time will be the initial directors and officers of the Company.  Following the Merger, the Shares will no longer be traded on the NASDAQ Global Select Stock Market, there will be no public market for the Common Stock, and registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be terminated.

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements.  A copy of the Merger Agreement, listed as Exhibit 1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 3, 2021. Copies of the Tender and Support Agreements, listed as Exhibits 2 and 3 hereto, are incorporated by reference to Exhibits 99.1 and 99.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 3, 2021. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company designated as third-party beneficiaries), and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures in confidential disclosure schedules delivered by the Company to Sanofi and Merger Sub in connection with the signing of the Merger Agreement, and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company.

The Offer has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that Sanofi and Merger Sub will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, Sanofi and Merger Sub will file tender offer materials on Schedule TO, and the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of Shares are urged to read these documents when they become available because they will contain important information that holders of Issuer securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

Item 5.	Interests in the Securities of the Issuer.

(a) and (b)  The responses of the Reporting Person to Rows (7) through (13) of the cover page of this this Statement as of August 12, 2021, are incorporated by reference herein.  As of August 12, 2021, Sanofi was the direct beneficial owner of 3,684,434 shares of Common Stock, which represented approximately 4.9% of the number of shares of Common Stock outstanding (based on 75,586,714 Shares outstanding as of August 2, 2021, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 5, 2021).  The foregoing excludes the Shares and the Shares underlying Company Options owned by the Supporting Stockholders.  To the Reporting Person’s knowledge, none of Scheduled Persons beneficially owned shares of Common Stock as of August 12, 2021.

The information set forth under Item 4 of this Statement is incorporated herein by reference.  Based upon information provided by the Supporting Stockholders in the Tender and Support Agreements, as of August 2, 2021, the Supporting Stockholders owned, in the aggregate, 18,998,292 Shares and Company Options to purchase 2,511,205 Shares.  The Reporting Person is not entitled to any rights as a stockholder of the Company as to the Subject Shares.  However, as a result of entering into the Tender and Support Agreements, Sanofi may be deemed for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”) to share with the Supporting Stockholders the power to direct the voting or disposition of such Shares beneficially owned by the Supporting Stockholders under certain circumstances, and thus, for purposes of Rule 13d-3, as of August 12, 2021, the Reporting Person may be deemed to beneficially own, in the aggregate, a total of 22,682,726 Shares (25,193,931 Shares if including Company Options, whether or not currently exercisable, owned by the Supporting Stockholders), which represented approximately 30.0% of the number of shares of Common Stock outstanding (32.3% if including Company Options, whether or not currently exercisable, owned by the Supporting Stockholders).

On account of the Tender and Support Agreements (as defined and more fully described in Item 4 of this Schedule 13D), the Reporting Person and the Supporting Stockholders may be deemed to constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act).  The Reporting Person hereby disclaims that it is a member of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Supporting Stockholders.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner, for purposes of Section 13(d) of the Exchange Act or for any other purpose, of any Shares beneficially owned by the Supporting Stockholders, and the Reporting Person expressly disclaims beneficial ownership of such Shares.

(c)  Neither the Reporting Person, nor, to its knowledge any of the Scheduled Persons, has effected any transaction in the Common Stock during the past 60 days, except as described in Item 4 hereof (which is incorporated herein by reference).

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3 and 4 of this Statement is incorporated herein by reference.

Purchase Agreement

Pursuant to the Purchase Agreement, among other things, Sanofi agreed not to, without the Issuer’s prior approval, sell or transfer the Purchased Shares, subject to specified exceptions and conditions. The lock-up restrictions terminate 18 months after the July 20, 2020, or sooner under certain specified conditions.

Registration Rights Agreement

In connection with the Purchase Agreement, the Issuer and Sanofi entered into a Registration Rights Agreement, dated as of July 20, 2020 (the Registration Rights Agreement”).  The Registration Rights Agreement, among other things, required the Issuer to prepare and file with the SEC a registration statement for the resale by Sanofi of the Purchased Shares and to keep such registration statement effective, as specified in the Registration Rights Agreement.  On August 17, 2020, the Issuer filed such registration statement with the SEC.

The descriptions of the Purchase Agreement and Registration Rights Agreement as set forth in this Statement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and Registration Rights Agreement, which are included in this Statement as Exhibit 4 and Exhibit 5, respectively, are incorporated by reference to Exhibits 10.2 and 10.3, respectively, to the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2020.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1
Agreement and Plan of Merger, dated as of August 2, 2021, by and among Sanofi, Translate Bio, Inc. and Vector Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Translate Bio, Inc. with the SEC on August 2, 2021).

Exhibit 2
Tender and Support Agreement, dated as of August 2, 2021, by and between Sanofi and Baupost Group, L.L.C. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Translate Bio, Inc. with the SEC on August 3, 2021).

Exhibit 3
Tender and Support Agreement, dated as of August 2, 2021, by and between Sanofi and Ronald C. Renaud, Jr. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Translate Bio, Inc. with the SEC on August 3, 2021).

Exhibit 4
Securities Purchase Agreement, dated as of June 22, 2020, by and between Translate Bio, Inc. and Sanofi (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by Translate Bio, Inc. with the SEC on August 6, 2020).

Exhibit 5
Registration Rights Agreement, dated as of July 20, 2020, by and between Translate Bio, Inc. and Sanofi (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by Translate Bio, Inc. with the SEC on August 6, 2020).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2021
SANOFI

	By:	/s/ Alexandra Roger
		Name:	Alexandra Roger
		Title:	Head of Securities Law and Capital Markets

SCHEDULE I

SANOFI

The name, business address and present principal occupation or employment of each of the directors and executive officers of Sanofi are set forth below.  Unless otherwise indicated, the business address of each director and executive officer is Sanofi, 54 rue La Boétie, 75008 Paris, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

Directors

Name	Present Principal Occupation or Employment

Serge Weinberg	Chairman of the Board of Directors of Sanofi; Chairman of Weinberg Capital Partners

Paul Hudson British citizenship	Chief Executive Officer of Sanofi

Christopher Babule	Director at Sanofi; Executive Vice President, Chief Financial Officer at L’Oréal

Rachel Duan Chinese citizenship	Independent Director at Sanofi; non-executive board member of AXA S.A.

Lise Kingo Danish citizenship	Independent Director at Sanofi; Director of Covestro AG and Aker Horizons ASA.

Patrick Kron	Independent Director at Sanofi; Chairman of Imerys; Chairman of Truffle Capital SAS; Chairman of PKC&I SAS; Director of Lafarge-Holcim

Barbra Lavernos	Director at Sanofi; President of Research, Innovation and Technology at L’Oréal

Fabienne Lecorvaisier	Independent Director at Sanofi; Executive Vice President, Chief Financial Officer and Executive Committee Member of Air Liquide

Melanie Lee British citizenship	Independent Director at Sanofi; Chief Executive Officer of LifeArc

Carole Piwnica Belgian citizenship	Independent Director at Sanofi; Managing Partner of Naxos S.A.

Gilles Schnepp	Independent Director at Sanofi; Chairman of Danone

Diane Souza U.S. citizenship	Independent Director at Sanofi; Member of the Board of Directors of Amica Insurance Companies

Thomas C. Südhof German and U.S. citizenship
Independent Director at Sanofi; Avram Goldstein Professor in Stanford University School of Medicine (United States),  professor of Molecular & Cellular Physiology and Neurosurgery, and, by courtesy, of Psychiatry and Neurology

Wolfgang Laux German citizenship	Director representing employees at Sanofi; API Portfolio Leader (New Products and Launches) at Gentilly - Campus Val de Bièvre

Ceng-Yann Tran	Director representing employees at Sanofi; Trade Union Leader

Executive Officers

Name	Present Principal Occupation or Employment

Paul Hudson British citizenship	Chief Executive Officer of Sanofi

Olivier Charmeil	Executive Vice President, General Medicines

Jean-Baptiste Chasseloup de Chatillon	Executive Vice President, Chief Financial Officer

Karen Linehan U.S. and Irish citizenship	Executive Vice President, Legal Affairs and General Counsel

Julie Van Ongevalle Belgian citizenship	Executive Vice President, Consumer Healthcare

Philippe Luscan	Executive Vice President, Global Industrial Affairs

Thomas Triomphe	Executive Vice President, Sanofi Pasteur

Natalie Bickford British citizenship	Executive Vice President, Chief People Officer

Arnaud Robert Canadian citizenship	Executive Vice President, Chief Digital Officer

Bill Sibold U.S. and Canadian citizenship Business address: 50 Binney Street Cambridge, MA 02142	Executive Vice President, Sanofi Genzyme

John Reed U.S. citizenship Business address: 640 Memorial Drive Cambridge, MA 02139	Executive Vice President, Global Head of Research and Development